UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

Orgenesis Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

68619K204

(CUSIP Number)

Hugues Bultot

Avenue de l’Horizon 24, 1150

Woluwe Saint Pierre, Belgium

Tel: +32475785558

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 68619K204	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS Hugues Bultot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 577,759
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 577,759
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,759
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 68619K204	SCHEDULE 13D/A

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.0001 par value per share of Orgenesis Inc. (the “Issuer”), a corporation existing under the laws of the State of Nevada with principal executive offices at 20271 Goldenrod Lane, Germantown, MD 20876.

Item 2.  Identity and Background

(a)	Name:

Hugues Bultot

(b)	Residence or business address:

Hugues Bultot – Avenue de l’Horizon 24, 1150, Woluwe Saint Pierre, Belgium

(c)	Mr. Bultot was formerly a director of the Issuer until April 25, 2018 and is currently a private investor.

(d)	Mr. Bultot has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Bultot has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bultot is a citizen of Belgium.

Item 3.  Source and Amount of Funds or Other Consideration

The following disclosure does not reflect a reverse stock split of the Issuer’s common stock at a ratio of 1-for-12, effective as of November 13, 2017.

On June 18, 2015, the Issuer granted 250,000 stock options to Mr. Hugues Bultot exercisable at a price of $0.53 until June 18, 2020. Such options expired unexercised on July 25, 2018.

On December 9, 2016, the Issuer granted 500,000 stock options to Mr. Bultot exercisable at a price of $0.40 until December 9, 2026, which stock options vest quarterly over two years. 125,000 of such options were cancelled effective April 25, 2018.

On January 16, 2017, as a result of the termination of the Masthercell SA’s convertible note without conversion, the number of shares of common stock of the Issuer received by Mr. Bultot as consideration for the purchase of Masthercell SA by the Issuer was reduced by 376,115 shares (from 5,050,454 shares to 4,674,339 shares).

Under a private agreement Mr. Bultot had an option to purchase 2,650,108 shares of common stock of the Issuer from the Universite Libre de Bruxelles. On January 16, 2017, as a result of the termination of the Masthercell SA’s convertible note without conversion, the number of shares purchasable under the option was reduced by 197,357 shares (from 2,650,108 shares to 2,452,751 shares). On November 17, 2017, Mr. Bultot exercised the option to purchase 2,452,751 shares of common stock of the Issuer at an exercise price of $0.1454 per share from the Universite Libre de Bruxelles.

CUSIP No. 68619K204	SCHEDULE 13D/A

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities from time to time and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common stock of the Issuer beneficially owned by Hughes Bultot is 577,759 shares, or approximately 4.2% of outstanding common stock of the Issuer (Calculated based on 13,651,512 shares of common stock, being the sum of 13,620,262 shares issued and outstanding as of August 31, 2018, pursuant to the balance sheet contained in the Issuer’s Form 10-Q filed with the SEC on October 12, 2018, and 31,250 shares issuable upon exercise of stock options held by Mr. Bultot).

(b)	Hugues Bultot has the sole power to vote or direct the vote, and to dispose or direct the disposition 577,759 shares of common stock of the Issuer.

(c)	On January 3, 2019, Mr. Bultot sold 300 shares of common stock of the Issuer at a price per share of $5.00 pursuant to a market transaction.

(d)	Not applicable

(e)	Mr. Bultot was no longer a holder of 5% of the outstanding shares of the Issuer on or about May 31, 2018 due to the dilutive effect of share issuances by the Issuer.

CUSIP No. 68619K204	SCHEDULE 13D/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

10.1 Share Exchange Agreement Dated November 3, 2014 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on November 10, 2014).

10.2 Addendum to Share Exchange Agreement dated March 2, 2015 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015).

10.3 Escrow Agreement dated February 27, 2015 with the shareholders of MasTHerCell SA and Cell Therapy Holding SA and bondholders of MaSTherCell SA and Securities Transfer Corporation (incorporated by reference to an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2019	/s/ Hugues Bultot
Hugues Bultot

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